Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

March 25, 2009

WELLS FARGO & COMPANY

$1,750,000,000 Floating Rate Notes Due June 15, 2012

Issuer:	Wells Fargo & Company

Guarantor:	Federal Deposit Insurance Corporation (“FDIC”)

Title of Securities:	Floating Rate Notes Due June 15, 2012

Guarantee:	This debt is guaranteed under the FDIC’s Temporary Liquidity Guarantee Program (the “Program”) and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012. Please refer to the description of the FDIC guarantee below.

Note Type:	Senior unsecured

Trade Date:	March 25, 2009

Settlement Date (T+3):	March 30, 2009

Maturity Date:	June 15, 2012

Interest Rate:	Base Rate of LIBOR Reuters plus 0.22%

Aggregate Principal Amount Offered:	$1,750,000,000

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from March 30, 2009

Underwriting Discount (Gross Spread):	0.15%

All-in Price (Net of Underwriting Discount):	99.85%, plus accrued interest, if any, from March 30, 2009

Net Proceeds:	$1,747,375,000

Interest Payment Dates:	March 15, June 15, September 15 and December 15, commencing June 15, 2009, and at maturity

Interest Reset Dates:	March 15, June 15, September 15 and December 15, commencing June 15, 2009

Designated LIBOR Page:	Page LIBOR01 as displayed on the Reuters Money 3000 Service or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Index Maturity:	Three months

Interest Reset Period:	Quarterly

Initial Interest Rate:	LIBOR Reuters plus 0.22%, determined two London banking days prior to March 30, 2009

Benchmark:	Three-month LIBOR Reuters

Spread to Benchmark:	+22 basis points

Ratings:	On the basis of the FDIC guarantee, the notes will be rated Aaa by Moody’s, AAA by Standard & Poor’s and AAA by Fitch. (Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.)

CUSIP:	949744AD8

Joint Bookrunners:	Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC

Co-Managers:	CastleOak Securities, L.P.
Loop Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

Additional Tax Considerations:	The Tax Increase Prevention and Reconciliation Act of 2005 extended the maximum 15% tax rate on long-term capital gains recognized by non-corporate U.S. Holders. Such holders in taxable years beginning before January 1, 2011 generally will be subject to tax at a maximum rate of 15%. Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the Prospectus dated June 19, 2006 to Registration Statement No. 333-135006 (the “Prospectus”).

Underwriting:	The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement may be terminated by the underwriters prior to issuance of the notes in certain circumstances.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

If the notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

The underwriters will not place the notes with any affiliates, institution-affiliated parties, insiders or insiders of affiliates of Wells Fargo & Company, as prohibited by Section 370.3(e)(5) of the regulations relating to the FDIC’s guarantee at 12 C.F.R. Part 370.

Certain of our affiliates that are broker dealers, including Wells Fargo Brokerage Services, LLC and Wachovia Capital Markets, LLC, our subsidiaries, are members of FINRA and are participating in distributions of the notes. Accordingly, offerings of notes in which such affiliates or any other U.S. broker-dealer subsidiary of ours or our affiliate participate will conform to the requirements set forth in Rule 2720 of the Conduct Rules of FINRA. Under Rule 2720, no underwriter is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

The notes will not be exclusively marketed and targeted to retail customers.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no

advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This term sheet has been prepared on the basis that all offers of the notes in any Member State of the European Economic Area will be made pursuant to an exemption under Article 3(2) of the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the notes. Accordingly, any person making or intending to make any offer of the notes in that Relevant Member State may only do so in circumstances in which no obligation arises for us, our affiliates or any of the underwriters to publish a prospectus pursuant to the Prospectus Directive for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of the notes in circumstances in which an obligation arises for us or any underwriter to publish a prospectus pursuant to the Prospectus Directive for such offer. As used herein, the term “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in the applicable Relevant Member State and the term “Relevant Member State” means a Member State of the European Economic Area which has implemented the Prospectus Directive. For additional selling restrictions regarding the European Economic Area, see “Plan of Distribution” in the Prospectus.

FDIC Guarantee under the Temporary Liquidity Guarantee Program

General

The notes are our senior unsecured debt obligations and the notes are guaranteed by the FDIC under the Program. We are a U.S. bank holding company that has agreed to participate in the Program and comply with the requirements of the Program in order for the notes to qualify for the FDIC’s guarantee (the “FDIC Guarantee”). As described below under “—Claims Under the Program,” under the FDIC Guarantee, our uncured failure to make a timely payment of any principal or interest on the notes obligates the FDIC to make such payment following the trustee’s notification to the FDIC of the uncured payment failure and upon the timely demand for payment under the FDIC Guarantee. Our failure to pay any principal or interest on the notes will not be deemed an event of default under the notes and holders of the notes will not be permitted to accelerate the maturity of the notes during any period when the FDIC is making timely guarantee payments in respect of the notes. The details of the FDIC Guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370 (the “Final Rule”) and at the FDIC’s website at www.fdic.gov/tlgp (the information contained on the FDIC’s website is not deemed to be incorporated by reference herein). The FDIC has concluded that the FDIC Guarantee is subject to the full faith and credit of the United States pursuant to Section 15(d) of the Federal Deposit Insurance Act. However, the FDIC Guarantee is subject to certain limitations that you should consider. Before investing in the notes, you should read this section carefully, including the information under “—There Are Risks Relating to the FDIC Guarantee.” We intend to use the net proceeds from the sale of the offered notes for general corporate purposes, and we have agreed, as required by the Program, that we will not use the proceeds to prepay any debt that is not FDIC-guaranteed, as that term is used in the Final Rule for the Program.

We have amended the senior indenture pursuant to which the notes will be issued in order to include the provisions set forth in the Final Rule that are required to be included in the governing documents of any securities, including the notes, that are guaranteed by the FDIC. In addition, we have executed and filed with the FDIC a master agreement (the “Master Agreement”) as required under the Final Rule. Under the terms of the Master Agreement, we have agreed to pay the FDIC any amounts it pays to the holders of the notes under the FDIC Guarantee of the notes. In addition, we have agreed not to amend or waive any provision of the notes relating to principal, interest, payment, default or ranking of the notes, that is required to be included in the notes pursuant to the Master Agreement or the amendment of which would require the consent of the holders of all the notes without the express written consent of the FDIC.

The FDIC Guarantee has not been registered under the Securities Act of 1933. In addition, the FDIC Guarantee is not entitled to the protections of the Trust Indenture Act of 1939.

You should note that the Program is new and the rules, procedures and practices of the FDIC governing the operation of the Program, including the FDIC Guarantee of the notes, may be amended and are subject to evolving interpretation by the FDIC. The description of the Program and the FDIC Guarantee contained herein is based on the Final Rule adopted by the FDIC on November 21, 2008.

Claims Under the Program

The FDIC’s payment obligation under the Program will be triggered by our uncured failure to make a timely payment of principal or interest on the notes (a “payment default”). The trustee is obligated to give notice to the FDIC if we are in default of any payment under the notes (without regard to any cure period) within one business day of such payment default. As used herein, a “business day” means any day that is not a Saturday, Sunday or a day on which banks are required or authorized by law to be closed in the State of New York. Upon a payment default, the trustee, as the duly authorized representative of the holders of the notes, will be required under the senior indenture to make a demand for payment on the guaranteed amount on behalf of all holders of the notes (i) in the case of any payment default prior to maturity of the notes, promptly, and in no event later than the earlier of the end of the applicable cure period and 60 days following such payment default and (ii) in the case of any payment due on the maturity date for the notes, on such maturity date. Under the terms of the Program and the senior indenture, the demand for payment must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC of (1) the trustee’s financial and organizational capacity to act as representative, (2) the trustee’s exclusive authority to act on behalf of each and every holder of the notes and its fiduciary responsibility to the holders of the notes when acting as such, as established by the terms of the senior indenture, (3) the occurrence of a payment default, and (4) the authority to make an assignment of each noteholder’s right, title and interest in the notes to the FDIC and to effect the transfer to the FDIC of each noteholder’s claim in an insolvency proceeding. To receive payment under the Program, the trustee, on behalf of the holders of the notes, will be required to assign all of the holders’ right, title and interest in the notes to the FDIC and to transfer to the FDIC the holders’ claim in any insolvency proceeding. The assignment must include the right of the FDIC to receive any and all distributions on the notes from the proceeds of the receivership or bankruptcy estate. If a holder of the notes receives any distribution from our receivership or bankruptcy estate prior to the FDIC’s payment under the FDIC Guarantee, the guaranteed amount paid by the FDIC will be reduced by the amount the holder has received in the distribution from our receivership or bankruptcy estate. Upon receipt of a timely filed conforming proof of claim, the FDIC will make payment of the guaranteed amount.

Under the terms of the Program, The Depository Trust Company, as depositary and the sole registered holder of the notes, may elect not to be represented by the trustee for purposes of making demands for payments of guaranteed amounts. If the registered holder of the notes has elected not to have the trustee act as its authorized representative for such purposes, or is otherwise not represented by the trustee in such capacity, such holder may make demand for payment in the circumstances described above. The demand for payment on the guaranteed amount must be accompanied by a proof of claim, with accompanying evidence, in form and content satisfactory to the FDIC of (1) the occurrence of a payment default, and (2) the claimant’s ownership of the notes. The demand also must be accompanied by an assignment of such holder’s right, title and interest in the notes to the FDIC and the transfer to the FDIC of such holder’s claim in any insolvency proceeding. The assignment must include the right of the FDIC to receive any and all distributions on the notes from the proceeds of the receivership or bankruptcy estate. Upon receipt of a timely filed conforming proof of claim, the FDIC will make payment of the guaranteed amount, subject to the payment reduction provision described in the preceding paragraph.

If the FDIC makes payment under the FDIC Guarantee on the notes upon our failure to pay, the FDIC will be subrogated to the claims of the holders of the notes against us to the extent of such payment.

If a demand for payment under the FDIC Guarantee is not made within 60 days of the occurrence of a payment default, the FDIC will be under no obligation to make the payments on the notes under the FDIC Guarantee. The Program does not specify a deadline by which the FDIC must make payment following receipt of a proper demand from the trustee or a holder of the notes, as the case may be. The FDIC will not pay any additional interest or penalty amounts in respect of any event of default or resulting delay in payment that may occur.

Our Payment Default is Not an Event of Default if the FDIC Makes Payment

There shall not be deemed to be an event of default under the senior indenture pursuant to which the notes are issued which would permit or result in the acceleration of amounts due under the notes, if such an event of default is due solely to our failure to make timely payment with respect to the notes, provided that the FDIC is making timely guarantee payments with respect to the notes in accordance with the Program.

There Are Risks Relating to the FDIC Guarantee

Guarantee Payments by the FDIC May Be Delayed. There is no designated period within which the FDIC is required to make the guarantee payments after it receives a written demand with a conforming proof of claim from the trustee or a holder of the notes, as the case may be, and verifies the same. Therefore, if the FDIC does not promptly make the guarantee payments after all conditions to its payment have been met, the guarantee payments on the notes could be delayed from the date the payment is due under the terms of the notes.

You May Lose the Right to Payment under the FDIC Guarantee if the Trustee Fails to Follow the FDIC Claims Process. In order to recover payment under the FDIC Guarantee in the event that we have failed to pay on the notes, the trustee must make a written demand, with the required proof of claim, to the FDIC within 60 days of the occurrence of a payment default. If the trustee fails to follow the FDIC claims process pursuant to the Program, holders may be deprived of all rights and remedies with respect to the guarantee claim. If the depositary, as the sole registered holder of the notes, elects not to be represented by the trustee and fails to follow the FDIC claims process pursuant to the Program, the beneficial owners of the notes may be deprived of all rights and remedies with respect to the guarantee claim.

The Determination of the FDIC on any Matter Relating to the FD1C Claims Process Will Be Final and Binding on Holders of the Notes and Us, Subject to Judicial Review. The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders of the notes. Holders of the notes will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or California within 60 days after the FDIC makes its determination.

The Program is New and Subject to Change. The Program is new and is governed by the Final Rule adopted by the FDIC on November 21, 2008. The Final Rule may be amended and is subject to evolving interpretation by the FDIC after the date of this term sheet. Thus, the ability to obtain payment on the notes under the FDIC Guarantee is subject to rules, procedures and practices of the FDIC that could be changed at any time and from time to time in the future. The summary of the FDIC Guarantee and the risks of investing in reliance on that guarantee, as set forth in this term sheet, is based solely on the Final Rule adopted by the FDIC as of the date of this term sheet.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-(866)-471-2526 (Goldman, Sachs & Co.), collect at 1-(212)-834-4533 (J.P. Morgan Securities Inc.), 1-(866)-718-1649 (Morgan Stanley & Co. Incorporated), or 1-(800)-326-5897 (Wachovia Capital Markets, LLC).